United States
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13D/A
                               (Amendment No. 1)
                   Under the Securities Exchange Act of 1934

                               CATALYTICA, INC.

                               (Name of Issuer)


                                 COMMON STOCK
                                $.001 PAR VALUE
                        (Title of Class of Securities)

                                  148885-106
                                (CUSIP Number)

                           MITSUBISHI OIL CO., LTD.
                       (Name of Person Filing Statement)


                                                    Copy to:
                                              Theodore A. Paradise
           Yoshindo Tomoi                    Davis Polk & Wardwell
      Mitsubishi Oil Co., Ltd.            Akasaka Twin Tower East, 13F
         6-41, Konan 1-chome                 17-22, Akasaka 2-chome
        Minato-ku, Tokyo 108                  Minato-ku, Tokyo 107
                Japan                                Japan
    Tel. No.: (81) (3) 3472-7510          Tel. No.: (81) (3) 5561-4421

                    (Name, Address and Telephone Number of
           Persons Authorized to Receive Notices and Communications)

                               October 23, 1997
            (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
[ ]

      Check the following box if a fee is being paid with this statement: [ ]. (A fee is not required only if the reporting persons (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1 and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)


                               SCHEDULE 13D

CUSIP No. 148885-106

      1           NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mitsubishi Oil Co., Ltd.

      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]

                                                                      (b)  [x]


      3           SEC USE ONLY

      4           SOURCE OF FUNDS*

                  WC

      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

      6           CITIZENSHIP OR PLACE OF ORGANIZATION

                  Japan

                                  7    SOLE VOTING POWER

                                       2,048,132 Shares of Common Stock

          NUMBER OF SHARES        8    SHARED VOTING POWER
        BENEFICIALLY OWNED BY
        EACH REPORTING PERSON          None
           WITH
                                  9    SOLE DISPOSITIVE POWER

                                       2,048,132 Shares of Common Stock

                                  10   SHARED DISPOSITIVE POWER

                                       None

      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,048,132 Shares of Common Stock

      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
                  CERTAIN SHARES*

      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.9% (See Item 5 for a description of the method used in calculating this percentage.)

      14          TYPE OF REPORTING PERSON*

                  CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC1746 (9-88) 2 of 7


      Mitsubishi Oil Co., Ltd. (the "Buyer") hereby amends and supplements its Statement on Schedule 13D originally filed on February 26, 1993 (the "Original
Schedule 13D").

Item 1. Security and Company.

      The class of equity securities to which this statement relates is the Common Stock, $.001 par value per share (the "Shares"), of Catalytica, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 430 Ferguson Drive, Building 3, Mountain View, California 94043.

Item 2. Identity and Background.

       The first sentence of the second paragraph of the response set forth in
Item 2 of the Original Schedule 13D is hereby amended in its entirety to read as follows:

       The address of the principal business and the principal office of Buyer is 6-41, Konan 1-chome, Minato-ku, Tokyo 108, Japan.

Item 3. Source and Amount of Funds or Other Consideration.

       The response set forth in Item 3 of the Original Schedule 13D is hereby amended and supplemented by the following information:

       On October 23, 1997, the Buyer acquired 512,033 additional Shares through the exercise of a warrant issued by the Company in respect of the Shares then owned by the Buyer pursuant to the Company's recent registered distribution. The purchase price for the Shares was $2,048,132; such price was funded through cash flow from operations.

Item 4.  Purpose of Transaction.

       The response set forth in Item 4 of the Original 13D is hereby amended and supplemented by the following information:

       The Buyer is currently contemplating and may in the future effect the sale of all or a portion of the Shares it acquired pursuant to the exercise of the warrant described in Item 3 above. Such sale or sales will be subject to market conditions and other considerations the Buyer may consider relevant and may be effected by any one or any combination of the methods described in the Buyer's Original Schedule 13D. In addition, such sale or sales may be effected in conjunction with any other sale described in the Buyer's Original
Schedule 13D. The Buyer currently intends to retain most of its investment in the Shares, subject to the considerations described herein and in the Buyer's Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

       The responses set forth in Items 5(a) and 5(b) of the Original Schedule 13D are hereby amended in their entirety as follows:

      (a) The Buyer has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 2,048,132 Shares, representing approximately 5.9% of the outstanding Shares of the Company.(1)

------------
(1) Percentage of Shares has been calculated by reference to the total number of shares of Common Stock and Class A Common Stock of the Company outstanding as of October 24, 1997.

      (b) The Buyer has sole power to vote and to dispose of 2,048,132 Shares.

Schedule A.

       The content of Schedule A to the Original Schedule 13D is hereby amended in its entirety in the form attached hereto.


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 1997


                                           MITSUBISHI OIL CO., LTD.



                                           By /s/ Yoshindo Tomoi
                                              -------------------------
                                              Name: Yoshindo Tomoi
                                              Title: Managing Director


                                                                    Schedule A


         DIRECTORS AND EXECUTIVE OFFICERS OF MITSUBISHI OIL CO., LTD.

      The name, business address, title and present principal occupation of each of the directors and executive officers of Mitsubishi Oil Co., Ltd. (the "Buyer") are set forth below. If no business address is given, the director's or officer's business address is the Buyer's address. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Buyer. All of the persons listed below are citizens of Japan.

Name and                                           Present Principal
Business Address                                   Occupation
----------------                                   -----------------

Yoshihiko Izumitani . . . . . . . . . . . . . . .  Director and President

Masayuki Matsushita . . . . . . . . . . . . . . .  Executive Vice President

Katsuichi Nakamura  . . . . . . . . . . . . . . .  Executive Vice President

Takanori Ogino  . . . . . . . . . . . . . . . . .  Managing Director

Yoshindo Tomoi  . . . . . . . . . . . . . . . . .  Managing Director

Satoru Mochizuki  . . . . . . . . . . . . . . . .  Managing Director

Isao Chiba  . . . . . . . . . . . . . . . . . . .  Managing Director

Takao Suzuki  . . . . . . . . . . . . . . . . . .  Managing Director

Shinroku Morohashi  . . . . . . . . . . . . . . .  Director

Nobuaki Shimizu  . . . . . . . . .. . . . . . . .  Director

Tamotsu Takakusa  . . . . . . . . . . . . . . . .  Director

Koji Ozawa  . . . . . . . . . . . . . . . . . . .  Director

Kunio Nakajima  . . . . . . . . . . . . . . . . .  Director

Hideo Okazaki . . . . . . . . . . . . . . . . . .  Director

Masanobu Fujinawa . . . . . . . . . . . . . . . .  Director

Takayoshi Odaka . . . . . . . . . . . . . . . . .  Director

Noriyuki Yamaguchi  . . . . . . . . . . . . . . .  Director

Eiichi Sugiyama . . . . . . . . . . . . . . . . .  Director

Teruo Omori . . . . . . . . . . . . . . . . . . .  Director